Exhibit 99.1
NAVIOS MARITIME PARTNERS L.P. ANNOUNCES
COMPLETION OF EXERCISE OF OVER-ALLOTMENT OPTION
Piraeus, Greece, October 19, 2009 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) announced the completion of the exercise of a portion of the underwriters’ over-allotment option granted in connection with its recently completed public offering. The over-allotment option was exercised for 360,400 common units at $12.21 per unit, raising gross proceeds of approximately $4.4 million.
The gross proceeds of the common unit offering and the over-allotment option total approximately $38.6 million. The joint book-running managers for the offering were Citi and J.P. Morgan, and the co-managers were S. Goldman Advisors LLC, DVB Capital Markets and Cantor Fitzgerald & Co.
Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (tel: 1-800-831-9146) or J.P. Morgan, Attention: Prospectus Department, J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11425, Attention: Prospectus Library, (tel: 1-718-242-8002).
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc. (NYSE: NM) is an owner and operator of Capesize and Panamax vessels.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com